中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Extraordinary General Meeting ("EGM")

I/We[2]: ______________________, holder of share account number ______________________,

residing at ____,

being the registered holder of[3] ______________________ ordinary shares of the Company,

HEREBY APPOINT[4] ______________________, residing at ______________________

____,

as my/our proxy/proxies to attend on my/our behalf the EGM of China Southern Airlines Company Limited (the "Company") to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Monday, 29 December 2008 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Special Resolutions	For[5]	Against[5]
1.	To consider and approve the amendments to the articles of association of the Company (as set out in notice of EGM dated 13 November 2008)		
2.	To consider and approve the amendments to the "Procedural Rules of the Shareholders' General Meetings" (as set out in notice of EGM dated 13 November 2008)		
3.	To consider and approve the amendments to the "Procedural Rules of Board of Directors" (as set out in notice of EGM dated 13 November 2008)		
	Ordinary Resolution		
4.	To consider and approve the appointment of Mr. Liu Bao Heng as an executive director of the Fifth Session of the board of directors of the Company		

Signature[6]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3. Please insert the number of all the shares in the Company registered in your name(s).
4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.
5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7. Unless the context requires otherwise, words and expressions defined in the circular of the Company setting out details in respect of the above ordinary resolutions and not otherwise defined herein shall have the same meanings when used herein.
8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.
9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.
11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.